WAL★MART
MEXICO

FILE N°
82-4609

RECEIVED
2004 MAY 14 A 11:45
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

04030091

SUPPL

May 13, 2004

Mr. Paul Dudek, Chief
Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549
U.S.A.

Re: Information pursuant to Ruling 12g3-2 (b) Exemption

Ladies and Gentlemen:

In order to continue being exempt from the requirements of Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed you will find the report sales and report on shares repurchase for April 2004 of Wal-Mart de Mexico, S.A. de C.V., which were delivered to the Mexican Stock Exchange.

Sincerely,

Jorge Muñoz Lopez
Accounting Director

PROCESSED
MAY 17 2004
THOMSON
FINANCIAL

The above-mentioned material is enclosed.

dw 5/17

ADMINISTRATIVE OFFICES:
- NEXTENGO N° 78 COL. STA. CRUZ ACAYUCAN DEL. AZCAPOTZALCO C.P. 02770 TEL. 5328-35-00
- BLVD. AVILA CAMACHO N° 487 COL. PERIODISTAS, DELEGACION MIGUEL HIDALGO, C.P. 11220 TEL. 5395-10-88

WAL*MART
MEXICO

WALMEX

FREE TRANSLATION, NOT TO THE LETTER

WAL-MART DE MEXICO REPORTS APRIL 2004 SALES

Mexico City, May 7, 2004

Wal-Mart de Mexico, S.A. de C.V. (WALMEX) announces to its shareholders as well as to the public in general that during the month of April 2004, sales were $10,302 million pesos. This figure represents a 15.0% increase over sales reported the same month last year, and a 10.4% real increase, once the period's inflation is accounted for. Comparable stores sales during the month, meaning all those units that have been in operation for over a year, registered an increase of 8.1%, and of 3.7% in real terms compared to the same month of 2003.

Real Growth

	April		January – April	
	2004	2003	2004	2003
Total sales growth (%)	10.4	13.4	10.1	10.3
Comparable sales growth (%)	3.7	7.8	3.5	4.1

Considering the four-week period from April 3 to 30, 2004 that compares with the four-week period ending May 2, 2003, as well as the seventeen-week period from January 3 to April 30, 2004 and that compares with the seventeen-week period that ended May 2, 2003, sales growth was as follows:

Real Growth

	4 weeks		17 weeks	
	2004	2003	2004	2003
Total sales growth (%)	6.7	13.8	8.9	10.9
Comparable sales growth (%)	0.3	8.2	2.4	4.7

Openings during the month of April:

We opened two restaurants, one in Pachuca, Hidalgo and one in Veracruz, Veracruz. Additionally, during May we have opened one restaurant in Coatzacoalcos, Veracruz.

Company Description:

WALMEX is a Retail Sector company whose shares are traded in the Mexican Stock Exchange since 1977. It operates 644 units, broken down as follows:

- 53 Sam's Clubs
- 140 Bodega Aurrera
- 83 Wal*Mart Supercenters
- 45 Superamas
- 52 Suburbias
- 271 Restaurants, including 17 franchises

Ticker Symbols:

Mexican Stock Exchange:	Bloomberg:	Reuters:	ADR's sponsored program:
Walmex V	WalmexV MM	WalmexV.Mx	WMMVY
	WMMVY US	WMMVY.Pk	

Internet Sites:

www.walmartmexico.com.mx
www.sams.com.mx
www.superama.com.mx
www.suburbia.com.mx
www.vips.com.mx
www.tarjetawalmart.com.mx

Information About Company:

Corporate Affairs: Raul Argüelles Diaz Gonzalez, raul.arguelles@wal-mart.com, TEL. 52 83 97 41
Investor Relations: Mariana Rodriguez de Garcia, m.rodriguez@wal-mart.com, TEL. 52 83 02 89

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: APRIL 30, 2004

COMPANY NAME: WAL - MART DE MEXICO, S.A. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	21,756,800	4,452,172,232
30/04/2004	00263	BUY	115,000	33.35	3,835,250	ACCIV	STOCK		21,871,800	4,452,057,232
30/04/2004	00264	BUY	65,000	33.40	2,171,000	ACCIV	STOCK		21,936,800	4,451,992,232
30/04/2004	00265	BUY	60,000	33.45	2,007,000	ACCIV	STOCK		21,996,800	4,451,932,232
30/04/2004	00266	BUY	20,000	33.50	670,000	ACCIV	STOCK		22,016,800	4,451,912,232
30/04/2004	00267	BUY	18,400	33.70	620,080	ACCIV	STOCK		22,035,200	4,451,893,832
30/04/2004	00268	BUY	15,000	33.78	506,700	ACCIV	.STOCK		22,050,200	4,451,878,832
30/04/2004	00269	BUY	11,300	33.79	381,827	ACCIV	STOCK		22,061,500	4,451,867,532
30/04/2004	00270	BUY	300	33.80	10,140	ACCIV	STOCK		22,061,800	4,451,867,232
30/04/2004	00271	BUY	10,000	33.84	338,400	ACCIV	STOCK		22,071,800	4,451,857,232
								As of current report	22,071,800	4,451,857,232

Shareholders' equity amount	0
Capital stock amount	10,540,397

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
3,234,646,460	3,224,106,063

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: APRIL 28, 2004

COMPANY NAME: WAL - MART DE MEXICO, S.A. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	19,256,800	4,454,672,232
28/04/2004	00248	BUY	70,000	33.80	2,366,000	ACCIV	STOCK		19,326,800	4,454,602,232
28/04/2004	00249	BUY	50,000	33.90	1,695,000	ACCIV	STOCK		19,376,800	4,454,552,232
28/04/2004	00250	BUY	80,000	34.00	2,720,000	ACCIV	STOCK		19,456,800	4,454,472,232
28/04/2004	00251	BUY	25,000	34.10	852,500	ACCIV	STOCK		19,481,800	4,454,447,232
28/04/2004	00252	BUY	1,000	34.11	34,110	ACCIV	STOCK		19,482,800	4,454,446,232
28/04/2004	00253	BUY	6,400	34.12	218,368	ACCIV	STOCK		19,489,200	4,454,439,832
28/04/2004	00254	BUY	139,000	34.15	4,746,850	ACCIV	STOCK		19,628,200	4,454,300,832
28/04/2004	00255	BUY	28,600	34.20	978,120	ACCIV	STOCK		19,656,800	4,454,272,232
28/04/2004	00256	BUY	75,000	34.25	2,568,750	ACCIV	STOCK		19,731,800	4,454,197,232
28/04/2004	00257	BUY	25,000	34.30	857,500	ACCIV	STOCK		19,756,800	4,454,172,232
28/04/2004	00258	BUY	100,000	34.70	3,470,000	ACCIV	STOCK		19,856,800	4,454,072,232
28/04/2004	00259	BUY	4,000	34.75	139,000	ACCIV	STOCK		19,860,800	4,454,068,232
28/04/2004	00260	BUY	100,000	34.80	3,480,000	ACCIV	STOCK		19,960,800	4,453,968,232
28/04/2004	00261		51,100	34.90	1,783,390	ACCIV	SOCIAL		20,011,900	4,453,917,132
28/04/2004	00262		1,744,900	34.95	60,984,255	ACCIV	SOCIAL		21,756,800	4,452,172,232
								As of current report	21,756,800	4,452,172,232

Shareholders' equity amount	0
Capital stock amount	86,893,843

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
3,321,540,303	3,234,646,460

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: APRIL 27, 2004

COMPANY NAME: WAL - MART DE MEXICO, S.A. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	17,006,800	4,456,922,232
27/04/2004	00238	BUY	25,000	35.21	880,250	ACCIV	STOCK		17,031,800	4,456,897,232
27/04/2004	00239	BUY	80,600	35.22	2,838,732	ACCIV	STOCK		17,112,400	4,456,816,632
27/04/2004	00240	BUY	57,500	35.25	2,026,875	ACCIV	STOCK		17,169,900	4,456,759,132
27/04/2004	00241	BUY	10,000	35.29	352,900	ACCIV	STOCK		17,179,900	4,456,749,132
27/04/2004	00242	BUY	142,000	35.30	5,012,600	ACCIV	STOCK		17,321,900	4,456,607,132
27/04/2004	00243	BUY	529,900	35.35	18,731,965	ACCIV	STOCK		17,851,800	4,456,077,232
27/04/2004	00244	BUY	155,000	35.38	5,483,900	ACCIV	STOCK		18,006,800	4,455,922,232
27/04/2004	00245	BUY	140,000	35.40	4,956,000	ACCIV	STOCK		18,146,800	4,455,782,232
27/04/2004	00246	BUY	52,600	35.41	1,862,566	ACCIV	STOCK		18,199,400	4,455,729,632
27/04/2004	00247	BUY	1,057,400	35.45	37,484,830	ACCIV	STOCK		19,256,800	4,454,672,232
								As of current report	19,256,800	4,454,672,232

Shareholders' equity amount	0
Capital stock amount	79,630,618

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
3,401,170,921	3,321,540,303

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
8 2 - 4 6 0 9

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: APRIL 26, 2004

COMPANY NAME: WAL - MART DE MEXICO, S.A. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	16,006,800	4,457,922,232
26/04/2004	00235	BUY	1,000	35.45	35,450	ACCIV	STOCK		16,007,800	4,457,921,232
26/04/2004	00236	BUY	175,000	35.48	6,209,000	ACCIV	STOCK		16,182,800	4,457,746,232
26/04/2004	00237	BUY	824,000	35.50	29,252,000	ACCIV	STOCK		17,006,800	4,456,922,232
								As of current report	17,006,800	4,456,922,232

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

Shareholders' equity amount	0
Capital stock amount	35,496,450

RESOURCES AVAILABLE

As of last report	As of current report
3,436,667,371	3,401,170,921

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No. 82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: APRIL 23, 2004

COMPANY NAME: WAL - MART DE MEXICO, S.A. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	14,906,800	4,459,022,232
23/04/2004	00233	BUY	377,600	35.60	13,442,560	ACCIV	STOCK		15,284,400	4,458,644,632
23/04/2004	00234	BUY	722,400	35.65	25,753,560	ACCIV	STOCK		16,006,800	4,457,922,232
								As of current report	16,006,800	4,457,922,232

Shareholders' equity amount	0
Capital stock amount	39,196,120

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
3,475,863,491	3,436,667,371

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: APRIL 22, 2004

COMPANY NAME: WAL - MART DE MEXICO, S.A. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	6,802,900	4,467,126,132
22/04/2004	00229	BUY	430,900	35.18	15,159,062	ACCIV	STOCK		7,233,800	4,466,695,232
22/04/2004	00230	BUY	300,000	35.25	10,575,000	ACCIV	STOCK		7,533,800	4,466,395,232
22/04/2004	00231	BUY	300,000	35.26	10,578,000	ACCIV	STOCK		7,833,800	4,466,095,232
22/04/2004	00232	BUY	7,073,000	35.50	251,091,500	ACCIV	STOCK		14,906,800	4,459,022,232
								As of current report	14,906,800	4,459,022,232

Shareholders' equity amount	0
Capital stock amount	287,403,562

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
3,763,267,053	3,475,863,491

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: APRIL 21, 2004

COMPANY NAME: WAL - MART DE MEXICO, S.A. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	6,202,900	4,467,726,132
21/04/2004	00223	BUY	25,000	35.18	879,500	ACCIV	STOCK		6,227,900	4,467,701,132
21/04/2004	00224	BUY	191,100	35.20	6,726,720	ACCIV	STOCK		6,419,000	4,467,510,032
21/04/2004	00225	BUY	84,000	35.25	2,961,000	ACCIV	STOCK		6,503,000	4,467,426,032
21/04/2004	00226	BUY	89,900	35.26	3,169,874	ACCIV	STOCK		6,592,900	4,467,336,132
21/04/2004	00227	BUY	40,200	35.30	1,419,060	ACCIV	STOCK		6,633,100	4,467,295,932
21/04/2004	00228	BUY	169,800	35.35	6,002,430	ACCIV	STOCK		6,802,900	4,467,126,132
								As of current report	6,802,900	4,467,126,132

Shareholders' equity amount	0
Capital stock amount	21,158,584

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
3,784,425,637	3,763,267,053

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: APRIL 14, 2004

COMPANY NAME: WAL - MART DE MEXICO, S.A. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	2,382,900	4,471,546,132
14/04/2004	00222	BUY	3,820,000	35.10	134,082,000	ACCIV	STOCK		6,202,900	4,467,726,132
								As of current report	6,202,900	4,467,726,132

Shareholders' equity amount	0
Capital stock amount	134,082,000

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
3,918,507,637	3,784,425,637

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: APRIL 07, 2004

COMPANY NAME: WAL - MART DE MEXICO, S.A. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	2,000,000	4,471,929,032
07/04/2004	00221	BUY	382,900	34.50	13,210,050	ACCIV	STOCK		2,382,900	4,471,546,132
								As of current report	2,382,900	4,471,546,132

Shareholders' equity amount	0
Capital stock amount	13,210,050

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
3,931,717,687	3,918,507,637

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: APRIL 02, 2004

COMPANY NAME: WAL - MART DE MEXICO, S.A. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	-	4,473,929,032
02/04/2004	00211	BUY	500,000	34.00	17,000,000	ACCIV	STOCK		500,000	4,473,429,032
02/04/2004	00212	BUY	2,900	34.05	98,745	ACCIV	STOCK		502,900	4,473,426,132
02/04/2004	00213	BUY	300,000	34.10	10,230,000	ACCIV	STOCK		802,900	4,473,126,132
02/04/2004	00214	BUY	8,200	34.14	279,948	ACCIV	STOCK		811,100	4,473,117,932
02/04/2004	00215	BUY	688,900	34.15	23,525,935	ACCIV	STOCK		1,500,000	4,472,429,032
02/04/2004	00216	BUY	150,000	34.20	5,130,000	ACCIV	STOCK		1,650,000	4,472,279,032
02/04/2004	00217	BUY	100,000	34.25	3,425,000	ACCIV	STOCK		1,750,000	4,472,179,032
02/04/2004	00218	BUY	50,000	34.30	1,715,000	ACCIV	STOCK		1,800,000	4,472,129,032
02/04/2004	00219	BUY	46,300	34.35	1,590,405	ACCIV	STOCK		1,846,300	4,472,082,732
02/04/2004	00220	BUY	153,700	34.40	5,287,280	ACCIV	STOCK		2,000,000	4,471,929,032
								As of current report	2,000,000	4,471,929,032

Shareholders' equity amount	0
Capital stock amount	68,282,313

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
4,000,000,000	3,931,717,687

Issuer's Comments:
The following resolutions were adopted at a regular shareholders' meeting held on February 25, 2004:

- Cancellation of 27,619,700 series "C" shares that were repurchased by the company.
- Approval of the maximum amount to be used by the Company in 2004 to repurchase its own shares. Such amount is Ps. 4,000,000,000 (Four thousand millions Mexican pesos).
- Payment of a dividend, the shareholder has the right to choose how the dividend it to be paid. It is either paid in cash or in company stok. Moreover, the total number of shares outstanding after dividend payment amounts to 4,473,929,032.